Filed by Telenor ASA

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Open Joint Stock Company “Vimpel-Communications”

Subject Company Commission File No.: 001-14522

VimpelCom Ltd. Successfully Completes Exchange Offer for OJSC VimpelCom Shares and American Depositary Shares

(Fornebu 21 April 2010) Telenor has today sent a the following notice to the Oslo Stock Exchange:

Reference is made to today’s announcement made by VimpelCom Ltd. regarding the successful completion of the Exchange Offer for OJSC VimpelCom Shares and American Depositary Shares.

VimpelCom Ltd. has accepted for exchange all OJSC VimpelCom shares and ADSs that were validly tendered and not withdrawn. All conditions for successful completion of the Exchange Offer have now been satisfied. The required approvals from the relevant regulatory authorities in Russia and Ukraine have been received and all legal and regulatory proceedings and enforcement actions in the Farimex Case against Telenor have been withdrawn, without cost or loss to Telenor.

Telenor now holds 39.6% of the economic interests and 36.0% of the voting rights in VimpelCom Ltd. Altimo’s respective ownership interest is 39.2% and 44.7%. Minority shareholders represent 21.2% of the economic interests and 19.3% of the voting rights.

To Editors:

VimpelCom Ltd.has also issued a press release - please see www.vimpelcomlimited.com

For OJSC VimpelCom press release, see: www.vimpelcom.com/index.wbp

Contact:

Dag Melgaard, Communication Manager, Telenor Group, tel: (+47) 901 92 000, email: dag.melgaard@telenor.com

Important Additional Information

This announcement relates to the Exchange Offer by VimpelCom Ltd. to acquire all outstanding shares of OJSC VimpelCom (including those represented by ADSs) and is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The Exchange Offer comprised an offer made pursuant to a prospectus sent to all shareholders of OJSC VimpelCom who are U.S. holders and to all holders of OJSC VimpelCom ADSs, wherever located (the “U.S. Offer”), and an offer made pursuant to a separate Russian offer document to all holders of OJSC VimpelCom shares, wherever located (the “Russian Offer,” and together with the U.S. Offer, the “Offers”). The U.S. Offer expired at 5:00 p.m. New York City time on 15 April 2010, and was only made pursuant to the registration statement on Form F-4, which includes a prospectus and related U.S. Offer acceptance materials, filed with the SEC. Free copies of any such documents can be obtained at the SEC’s website at www.sec.gov or at VimpelCom Ltd.’s website at www.vimpelcomlimited.com. Additional copies may be obtained for free from Innisfree M&A Incorporated, the information agent for the U.S. Offer, at the following telephone numbers: 1-877-800-5190 (for shareholders and ADS holders) and 1-212-750-5833 (for banks or brokers). The Russian Offer expired at 11:59 pm Moscow time on 20 April 2010, and was only made pursuant to a Russian offer document.

Cautionary statement regarding forward-looking statements

This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements concerning the expected benefits and costs of the proposed transactions; management plans relating to the proposed transactions; any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Any statement in this announcement that expresses or implies Telenor ASA’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, the possibility that expected benefits may not materialize as expected; that, following the completion of the transactions, the business of OJSC VimpelCom or Kyivstar may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies or otherwise realize the synergies anticipated for the proposed transactions; and other risks and uncertainties that are beyond the parties’ control. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. The forward-looking statements contained in this announcement are made as of the date hereof, and Telenor ASA expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.